UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-39001

Blue Hat Interactive Entertainment Technology

 (Translation of registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road
Huli District, Xiamen, China 361009
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Blue Hat Interactive Entertainment Technology, a Cayman Islands exempted company (the “Company”) furnishes under the cover of Form 6-K the following:

The Adoption of a Compensatory Plan

On October 28, 2025, the board of directors of the Company approved and adopted the Company’s 2025 Equity Incentive Plan (the “Plan”), which shall become effective immediately. A copy of the Plan is furnished hereto as Exhibit 10.1 and incorporated herein by reference.

Exhibits Index

Exhibit No.	Description
10.1	Blue Hat Interactive Entertainment Technology 2025 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2025

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Xiaodong Chen
Name: Xiaodong Chen
Title: Chief Executive Officer